

Mail Stop 3233

May 19, 2016

<u>Via E-mail</u>
Joseph Ryan
Madyson Equity Group, LP
c/o Madyson Capital Management, LLC
3204 N. Academy Blvd., Suite 120
Colorado Springs, Colorado 80917

   Re: **Madyson Equity Group, LP**
      Draft Offering Statement on Form 1-A
      Submitted April 22, 2016
      CIK No. 0001672461

Dear Mr. Ryan:

  We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. We note that you are a real estate limited partnership and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

Part II – Offering Circular

Offering Circular Cover Page

2. If you intend on making written offers using your preliminary offering circular prior to qualification of your offering statement, please include the legend required by Rule 254(a) of the Securities Act.

3. We note your disclosure on page 40 of the limitations on the transfer of partnership interests. Please include a statement on your prospectus cover page regarding the limitations on transferability of the securities being registered and cross-reference the disclosure on page 40. Refer to Item 1 of Form S-11.

Risk Factors, page 7

4. We note your disclosure on page 14 that you do not believe that you will be deemed an investment company because you do not intend on trading securities. We also note your disclosure on page 4 that you may purchase other real estate investments including equity in other real estate entities and debt related to properties. Please revise to reconcile this inconsistency.

Use of Proceeds, page 18

5. The use of proceeds table indicates that there are no offering expenses associated with the offering; however, footnote 1 indicates that offering expenses will total $60,000. Footnote 1 also states that the General Partner intends to provide for these offering expenses in exchange for General Partner Interests in the company. Please confirm that the General Partner will fund the offering costs and revise the table to identify such costs.

Investment Policies of Company, page 24

6. Please disclose your anticipated portfolio composition, including the percentage of assets you anticipate will be invested in real estate properties, securities in other real estate entities, and debt related to properties. Please also state the company's policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13 of Form S-11.

Overview, page 26

Lagging New Supply, page 34

7. We note your statement that Cullor Asset Management, believes the combination of improving economic conditions, pent up household formation, and lack of new supply provide an excellent investment opportunity in multi-family housing. Please obtain and file this third party's consent as an exhibit. Refer to Item 17, paragraph 11, of Form 1-A.

Summary of Partnership Agreement, page 37

8. It appears that the company will only pay distributions out of operating cash flow or from proceeds of a Capital Transaction. Please confirm or revise to clarify if distributions may be paid from other sources, such as proceeds of the offering and borrowings. Please also include risk factor disclosure, to the extent applicable.

Withdrawal, Redemption Policy and Other Events of Dissociation, page 40

9. You state that a Limited Partner may request for withdrawal and may receive a 100% return of capital provided the Limited Partner has been a Limited Partner for at least 12 months and the Limited Partner provides a withdrawal request at least 90 days prior to such withdrawal. On page 8 you state that redemption is subject to a penalty up until the third year of ownership. Please revise to ensure consistency.

Security Ownership of Certain Beneficial Owners and Management, page 42

10. Please revise the "limited partnership interests" column of your beneficial ownership table to correctly refer to general partnership interests. Please also revise to disclose the natural person(s) with voting and/or investment control of the shares held by Madyson Capital Management LLC.

Director, Executive Officers, Promoters and Control Persons, page 42

11. With respect to the principals of the General Partners, please revise your disclosure to include the name and principal business of any corporation or other organization in which their occupations and employment were carried on. Refer to Item 21 of Form S-11 and Item 401 of Regulation S-K.

Executive Compensation, page 44

12. We note your disclosure that the General Partner will receive 75% of distributions available after the Limited Partners have received their Preferred Return. We also note your disclosure on page 45 that the General Partner will receive a 65% distribution after the Limited Partners have received their Preferred Return. Last, we note the discussion on page 37, indicating that after paying the preferred return to Limited Partners the Partnership will distribute 65% to the Limited Partners in proportion to their Percentage Interests, and 35% to the General Partner. Please revise for consistency.

<u>Certain Relationships and Related Party Transactions, page 45</u>

13. Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations or advise.

      You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3215 with any other questions.

                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real Estate and
                                                             Commodities

cc: Jillian Sidoti, Esq.